FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 333-77457

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Brunswick Corporation
1 N. Field Ct.
Lake Forest, IL 60045-4811

EXHIBIT INDEX IS LOCATED ON PAGE 23

BRUNSWICK RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001 and 2000

TABLE OF CONTENTS

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of
Brunswick Corporation:

We have audited the accompanying statements of net assets available for benefits of the **BRUNSWICK RETIREMENT SAVINGS PLAN** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 9, 2002

BRUNSWICK RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 154)

	2001	2000
ASSETS:		
Investments	$220,015,541	$229,447,607
Receivables-		
Participant contributions	970,382	1,183,524
Company contributions	941,361	2,622,176
Total receivables	1,911,743	3,805,700
NET ASSETS AVAILABLE FOR BENEFITS	$221,927,284	$233,253,307

The accompanying notes to financial statements and schedule are an integral part of these statements.

BRUNSWICK RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 154)

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$233,253,307	$243,428,335
ADDITIONS:		
Contributions-		
Participant	14,994,396	16,777,934
Company	1,391,893	3,136,862
Investment income-		
Interest and dividends	2,973,249	10,610,393
Net depreciation in fair market value of investments	(11,271,457)	(24,680,176)
Net transfers into the Plan	84,437	76,057
Total additions	8,172,518	5,921,070
DEDUCTIONS:		
Withdrawals by participants	19,339,403	15,963,646
Administrative fees	159,138	132,452
Total deductions	19,498,541	16,096,098
Net decrease	(11,326,023)	(10,175,028)
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$221,927,284	$233,253,307

The accompanying notes to financial statements and schedule are an integral part of these statements.

BRUNSWICK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 154)

1. DESCRIPTION OF PLAN

General

The following description of the Brunswick Retirement Savings Plan (the "Plan") (formerly Brunswick Retirement Savings Plan for Salaried Employees) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan was established by Brunswick Corporation (the "Company") effective January 1, 1986. Effective May 1, 1999, the Brunswick Retirement Savings Plan for Salaried Employees was amended, restated and renamed the Brunswick Retirement Savings Plan. The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974. Any related company, as defined in the Plan, may, with the Company's consent, adopt the Plan.

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Salaried employees are eligible to participate in the Plan on the first day of the month coincident with, or next following, the date on which the following requirements are met: (a) attainment of age 21 years and (b) employed by the Company or a related company to which the Plan has been extended. As of December 31, 2001, the eligible employees include those employees over age 21 who are (a) hourly employees from Mercury Marine and Brunswick corporate, (b) certain hourly employees from BIRG or (c) active participants in the Brunswick Salaried Pension Plan who do not participate in the Rewards Plan.

The Plan is administered and investment decisions are made by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company's Board of Directors. The Vanguard Group, Inc. (the "Trustee") is the trustee of the Plan under a trust agreement with the Company.

The amounts deposited by participants and contributed by the Company are invested in nine investment funds. The Plan provides daily valuation of accounts. The Trustee also performs other administrative services, including participant accounting.

Investment management fees, agent fees, record-keeping fees and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

Participants may make pretax contributions from 1% to 15% (in whole percentages) of wages through payroll deductions. Special limits apply to highly compensated employees. Participants' contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which the funds can be segregated from the Company's funds, subject to Internal Revenue Service ("IRS") limitations.

Participants may change their election or transfer balances between funds in 1% increments. The allocation of contributions between funds must total 100%. In addition, after-tax contributions of 1% to 6% of wages may be made. Highly compensated employees (as defined by the Plan) may make pretax contributions of wages up to the percentage limit (as defined by the nondiscrimination tests). Participants' contributions are made via payroll deductions and are deposited with the Trustee twice each month. Participant pretax contributions are limited to $10,500 for 2001 and 2000.

Prior to January 1, 2001, participants were allowed to contribute directly into the Brunswick Common Stock Fund. Funds invested in the Brunswick Common Stock Fund received from the Company a guaranteed matching contribution of 10% on the first 6% of wages contributed on a pretax basis. To qualify for this 10% guaranteed match, funds which were matchable had to remain in the Brunswick Common Stock Fund for a minimum of 24 months.

Participants may change their election or transfer balances between funds daily in multiples of 1%, provided that matchable funds may not be moved out of the Brunswick Common Stock Fund during the first 24 months following the date of deposit. However, participants who have reached age 59-1/2 may transfer, in multiples of 1%, amounts out of the Brunswick Common Stock Fund into any other fund.

The Company's guaranteed matching contribution is 5% of participants' eligible contribution. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of wages contributed on a pretax basis per pay period is eligible for any potential Company matching contribution. Prior to January 1, 2001, company contributions were payable in Company common stock. Effective January 1, 2001, all contributions were paid in cash. In 2001 and 2000, the Company made a discretionary matching contribution to all participants who had made eligible contributions during the applicable year and were also employed by the Company on December 1, 2001 and 2000, respectively. The discretionary matcing contribution was 10% and 25% of participants' eligible contribution for the year ended December 31, 2001 and 2000, respectively. This discretionary matching contribution was paid in the subsequent year.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time and only one loan may be outstanding for the purchase of a principal residence. Participants' loans are charged against the participants' pretax and rollover accounts and deducted from the investment funds pro rata, based on the participants' investment balances. These loans bear interest, are secured by the participants' accounts and are repayable over a period not to exceed five years, unless the loan is for the purchase of a home, in which case it may be for 10 years. The interest rate on loans is fixed at the prime rate reported by Bank One Corporation at the initiation of the loan.

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another plan or IRA or receive a lump-sum distribution. If the participant account balances exceed $5,000, they may elect to remain in the Plan as a noncontributing participant and defer payment to age 65, and may elect to receive his or her account balance in the Brunswick Common Stock Fund in shares. If a terminated participant's account balances do not exceed $5,000, they will be distributed as soon as practicable after he or she terminates employment.

Plan Termination

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all benefits under the Plan will continue to be paid in accordance with the provisions governing loans, withdrawals and distributions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Brunswick Common Stock Fund is valued at its year-end unit closing price (composed of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by the Vanguard Group, Inc. The Vanguard Group, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $159,138 and $132,452 for the years ended December 31, 2001 and 2000, respectively.

4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
Vanguard Retirement Savings Trust	$18,830,327	$16,705,842
VGI Short Term Bond Index Fund	18,894,406	16,721,303
Vanguard 500 Index Fund	61,875,431	71,364,830
Vanguard Asset Allocation Fund	41,326,523	46,137,830
Vanguard Morgan Growth Fund	27,862,917	32,503,921
Brunswick Common Stock Fund	19,606,039	18,860,817

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2001	2000
Common stock	$ 5,841,368	$(19,186,669)
Mutual funds	(17,112,825)	(5,493,507)
	$(11,271,457)	$ (24,680,176)

The Plan provides for investments that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. TAX STATUS

The IRS has determined and informed the Company by letter dated May 28, 1998, that the Plan is qualified. The Company does not anticipate that changes in the Plan after the date of the amendments covered by the IRS determination letter will affect the qualified and tax-exempt status of the Plan.

6. RECONCILIATION TO FORM 5500

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per financial statements	$221,927,284	$233,253,307
Accrued benefit payments included in Form 5500	(1,023,164)	(807,159)
Net assets available for benefits per Form 5500	$220,904,120	$232,446,148

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended Dec.31,2001
Withdrawals by participants per the financial statements	$19,339,403
Deduct- Amounts allocated to withdrawing participants at December 31, 2000	(807,159)
Add- Amounts allocated to withdrawing participants at December 31, 2001	1,023,164
Withdrawals by participants per the Form 5500	$19,555,408

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

BRUNSWICK RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 36-0848180, Plan Number 154)

Identity of Issuer	Investment Type	Current Value
*Vanguard Retirement Savings Trust	Registered investment company	$ 18,830,327
*VGI Short Term Bond Index Fund	Registered investment company	18,894,406
*VGI Short-Term Corporate Fund	Registered investment company	9,518,253
Janus Investment Overseas Fund	Registered investment company	5,025,515
Managers Special Equity Fund	Registered investment company	5,366,950
*Vanguard 500 Index Fund	Registered investment company	61,875,431
*Vanguard Asset Allocation Fund	Registered investment company	41,326,523
*Vanguard Morgan Growth Fund	Registered investment company	27,862,917
*Vanguard Total Bond Market Index	Registered investment company	2,408,796
*Vanguard Windsor II Fund Invest	Registered investment company	2,750,809
*Brunswick Common Stock Fund	Company stock fund	19,606,039
Participant loans 6%-9.5%	Participant loans	6,549,575
		$220,015,541

*Party-in-interest transaction.

The accompanying notes to financial statements and schedule are an integral part of this schedule.

BRUNSWICK REWARDS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001 and 2000

TABLE OF CONTENTS

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of
Brunswick Corporation:

We have audited the accompanying statements of net assets available for benefits of the **BRUNSWICK REWARDS PLAN** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brunswick Rewards Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 9, 2002

BRUNSWICK REWARDS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 161)

	2001	2000
ASSETS:		
Investments	$277,519,046	$274,337,614
Receivables-		
Participant contributions	736,559	871,801
Company contributions	6,224,893	7,187,318
Total receivables	6,961,452	8,059,119
NET ASSETS AVAILABLE FOR BENEFITS	$284,480,498	$282,396,733

The accompanying notes to financial statements and schedule are an integral part of these statements.

BRUNSWICK REWARDS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 161)

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$282,396,733	$284,912,889
ADDITIONS:		
Investment income-		
Interest and dividend income	5,590,852	26,374,746
Net depreciation in the fair value of investments	(14,798,421)	(24,830,081)
Contributions-		
Participant	10,828,587	10,047,124
Company	14,919,551	7,004,586
Rollovers	484,621	1,203,284
Other additions	33,168	34,480
Net transfers into the Plan (Note 1)	25,134,570	7,662,858
Total additions	42,192,928	27,496,997
DEDUCTIONS:		
Withdrawals by participants	39,736,815	29,705,242
Administrative expenses	372,348	307,911
Total deductions	40,109,163	30,013,153
Net increase (decrease)	2,083,765	(2,516,156)
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$284,480,498	$282,396,733

The accompanying notes to financial statements and schedule are an integral part of these statements.

BRUNSWICK REWARDS PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2001 and 2000

(Employer Identification Number 36-0848180, Plan Number 161)

1. DESCRIPTION OF PLAN

General

The following description of the Brunswick Rewards Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan was established by Brunswick Corporation (the "Company") effective April 1, 1999. The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974. Any related company, as defined in the Plan, may, with the Company's consent, adopt the Plan.

On May 3, 1999, participant accounts were transferred from the Brunswick Retirement Savings Plan, the Brunswick Retirement Saving Plan for Hourly Employees and U.S. Marine Retirement Plan into the Plan. On November 1, 1999, participant accounts were transferred from the Sea Ray Stock Ownership and Profit Sharing Plan into the Plan.

As of December 31, 2001, the groups of eligible employees include (a) all salaried employees of BIRG, Mercury Marine Group, and Brunswick corporate office who are not active participants in the Brunswick Pension Plan for Salaried Employees, (b) all employees of Boston Whaler and Baja and (c) all employees of Sea Ray and U.S. Marine.

The Plan is administered and investment decisions are made by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Board of Directors of the Company. The Vanguard Group, Inc. (the "Trustee") is trustee of the Plan under a Trust Agreement with the Company. The amounts deposited by participants and contributed by the Company are invested in seven investment funds. The Plan provides daily valuation of accounts. The Trustee also performs other administrative services, including participant accounting.

Investment management fees, agent fees, record-keeping fees and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and the Company matching contribution), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. An individual is eligible for the savings portion of the Plan as soon as he or she is employed as a member of a group of employees of an employer to whom the Plan has been extended, provided he or she is at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan. An otherwise eligible employee will automatically become a participant in the profit-sharing portion of the Plan on the first day of the month coinciding with or following his or her 90th day of employment with the Company.

Participants may make pretax contributions from 1% to 15% (in whole percentages) of wages through payroll deductions. Special limits apply to highly compensated employees. Participants' contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which the funds can be segregated from the Company's funds, subject to Internal Revenue Service limitations.

Participants may change their election or transfer balances between funds in 1% increments. The allocation of contributions between funds must total 100%.

Subject to certain limitations, the Company will make a basic monthly matching contribution to the Plan for pretax contributions equal to 25% of such pretax contributions that do not exceed 6% of the participant's compensation.

The Company may contribute an additional matching amount (a variable matching contribution) for a Plan year depending upon the profitability of each business unit. The Company will designate which group of employees is eligible for such variable matching contribution and at what matching rate. To be eligible for a variable matching contribution, in addition to belonging to a designated group, the participant must also be employed with the Company on the last business day of the Plan year. During 2001, the Company made discretionary contributions of this type to the Plan.

In addition to the basic and variable matching contributions, eligible participants will receive a basic profit-sharing contribution for each month equal to 3% of their eligible compensation for that month. An employer may also make an annual variable profit-sharing contribution to the accounts of participants employed by that employer. Matching contributions are invested in accordance with the participant's investment selections. To be eligible for the variable profit-sharing contribution, a participant must be employed with the Company on the last business day of the Plan year. During 2001, the Company made discretionary contributions of this type to the Plan.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time and only one loan may be outstanding for the purchase of a principal residence. Participants' loans are deducted from the investment funds pro rata, based on the participants' investment balances. These loans bear interest, are secured by the participant's accounts and are repayable over a period not to exceed five years, unless the loan is for the purchase of a home in which case it may be for ten years. The interest rate on loans is fixed at the prime rate reported by Bank One at the initiation of the loan.

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another plan or IRA or receive a lump-sum distribution. If the participant account balances exceed $5,000, they may elect to remain in the Plan as a noncontributing participant and defer payment to age 65, and may elect to receive his or her account balance in the Brunswick Common Stock Fund in shares. If a terminated participant's account balances do not exceed $5,000, they will be distributed as soon as practicable after he or she terminates employment.

Plan Termination

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all benefits under the Plan will continue to be paid in accordance with the provisions governing loans, withdrawals and distributions.

Net Transfers to the Plan

Effective December 31, 2001, the Life Fitness Retirement Savings Plan and Life Fitness Profit Sharing Retirement Plan merged into the Plan. Approximately $25,000,000 in assets merged into the Plan.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock fund is valued at its year-end unit closing price (composed of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

4. INVESTMENTS

The following individual investments represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
Vanguard 500 Index Fund	$ 37,714,316	$ 34,976,290
Vanguard Asset Allocation Fund	108,886,167	137,547,582
Vanguard Morgan Growth Fund	20,331,763	19,214,331
Managers Special Equity Fund	18,230,420	N/A
Brunswick Common Stock Fund	21,206,144	18,475,464

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2001	2000
Mutual funds	$(20,619,682)	$(16,878,354)
Common stock	5,821,261	(7,951,727)
	$(14,798,421)	$(24,830,081)

The Plan provides for investments that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. TAX STATUS

The Company has filed for an initial determination letter from the Internal Revenue Service ("IRS") that the Plan is qualified. The Company does not anticipate that any Plan provisions will adversely affect the qualified tax-exempt status of the Plan.

6. RELATED PARTY

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $372,348 and $307,911 for the years ended December 31, 2001 and 2000, respectively.

7. RECONCILIATION TO FORM 5500

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per financial statements	$284,480,498	$282,396,733
Accrued benefit payments included in Form 5500	(5,632,227)	(2,905,931)
Net assets available for benefits per Form 5500	$278,848,271	$279,490,802

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 for the years ended December 31, 2001 and 2000:

	2001	2000
Withdrawals by participants per the financial statements	$39,736,815	$29,705,242
Add- Amounts allocated to withdrawing participants at December 31, 2001	5,632,227	2,905,931
Deduct- Amounts allocated to withdrawing participants at December 31, 2000	(2,905,931)	(897,191)
Withdrawals by participants per the Form 5500	$42,463,111	$31,713,982

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

BRUNSWICK REWARDS PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 36-0848180, Plan Number 161)

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Vanguard Retirement Savings Trust	Registered investment company	$12,451,929
*	VGI Short Term Bond Index Fund	Registered investment company	12,416,990
*	VGI Short-Term Corporate Fund	Registered investment company	9,434,553
	Janus Overseas Fund	Registered investment company	11,469,549
	Managers Special Equity Fund	Registered investment company	18,230,420
*	Vanguard 500 Index Fund	Registered investment company	37,714,316
*	Vanguard Asset Allocation Fund	Registered investment company	108,886,167
*	Vanguard Total Bond Market Index Fund	Registered investment company	6,086,559
*	Vanguard Morgan Growth Fund	Registered investment company	20,331,763
*	Vanguard Windsor II Fund	Registered investment company	2,050,020
*	Brunswick Common Stock Fund	Company stock fund	21,206,144
*	Participant loans 8.25%-11%	Participant loans	17,240,636
	Total assets held for investment purposes		$277,519,046

*Party-in-interest transaction.

The accompanying notes to financial statements and schedule are an integral part of this schedule.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans, have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Brunswick Retirement Savings Plan,
Brunswick Rewards Plan
(Name of Plans)

BRUNSWICK CORPORATION
as Administrator of the Plans

DATE: June 3, 2002 By: ______________________

William L. Metzger,
Vice President and
Treasurer

EXHIBIT INDEX

Page No.	Exhibit Number	Description
24	23	Consent of Independent Public Accountants
25	99.1	Letter from Arthur Andersen LLP
26	99.2	Letter from Arthur Andersen LLP

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K, into the previously filed Brunswick Corporation Form S-8 Registration Statement (No. 333-77457) for the Brunswick Rewards Plan and the Brunswick Retirement Savings Plan.

Arthur Andersen LLP

Chicago, Illinois
May 28, 2002

ANDERSEN

Brunswick Corporation
1 N. Field Ct.
Lake Forest, IL 60045-4811

Arthur Andersen LLP

33 West Monroe Street
Chicago IL 60603-5385

Tel 312 580 0033

www.andersen.com

May 28, 2002

To Brunswick Corporation:

We represent that the audit of the Brunswick Rewards Plan was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

This letter and its contents are intended solely for the internal use of Brunswick Corporation. However, Brunswick Corporation may reveal to third parties that it has received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than Brunswick Corporation.

Arthur Andersen LLP

Arthur Andersen LLP

ANDERSEN

Arthur Andersen LLP
33 West Monroe Street
Chicago IL 60603-5385
Tel 312 580 0033
www.andersen.com

Brunswick Corporation
1 N. Field Ct.
Lake Forest, IL 60045-4811

May 28, 2002

To Brunswick Corporation:

We represent that the audit of the Brunswick Retirement Savings Plan was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

This letter and its contents are intended solely for the internal use of Brunswick Corporation. However, Brunswick Corporation may reveal to third parties that it has received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than Brunswick Corporation.

Arthur Andersen LLP

Arthur Andersen LLP